Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Fluctuations in Shares of Oi S.A.

Oi S.A. (“Oi” or the “Company”), in accordance with the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) Official Letter SAE 2370/14, an excerpt of which is transcribed below (“Official Letter”), related to the recent fluctuations in the Company’s shares, presents the requested clarifications.

“In light of the recent fluctuations of your shares, the increases in the number of trades and amounts traded, as discussed below, we ask that you provide information, if any, that to your knowledge could explain the fluctuations by July 11, 2014.”

The Company attributes the fluctuations in its common and preferred shares to the disclosure in Portugal and Brazil of information regarding the investment of resources in the amount of €897 million belonging to companies that are among the assets transferred to Oi by Portugal Telecom SGPS, S.A., at a time when these companies were still controlled and managed by Portugal Telecom SGPS, S.A., in securities of Rio Forte Investments S.A., a company that is part of the Espírito Santo Group, as previously disclosed by the Company in the Material Fact filed after closing of the trading session of July 2, 2014, as well as to information and news disclosed to the market and by media coverage regarding the financial situation of the companies of the Espírito Santo Group.

Rio de Janeiro, July 11, 2014.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Oi S.A.